Filed by Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Renovis employees,

I am pleased to tell you that we issued a press release this morning before the opening of the market, which announces our agreement to merge with Evotec AG, a European company. We are energized about the business possibilities this international union brings us, and we believe that the new company will be truly greater than the sum of its parts.

Evotec is impressed with the work that the Renovis team has accomplished in establishing an organization with a leading preclinical pipeline and an innovative and entrepreneurial approach to drug discovery. We are impressed with the work that the Evotec team has accomplished in establishing an organization with a clinical pipeline acquired from Roche, an experienced clinical and regulatory team to take our combined drug candidates forward, and a preclinical pipeline that is based on high throughput screening and fragment-based drug discovery. Moreover, Evotec has a history of much successful collaboration with pharma and biotech companies. Our cultures are similar - passionate and driven by scientific excellence. By joining, we hope to accelerate our mutual success.

Some of the Evotec management is here today, and you are invited to a Company Meeting in the Arcuate conference room (lunchroom) at 10:00 am. I will present our vision for the merger, and Joern Aldag, President & CEO of Evotec will be on site this week to outline his vision of the future. I know that your abilities and accomplishments will play a vital role in the success of the combined entity. There will be many opportunities for you both individually and collectively, and I have great confidence in your capabilities to create our new future in concert with our Evotec colleagues. This is a tremendous opportunity for all of us.

Since the failure of the SAINT II clinical trial last year, we have been working on several important strategic initiatives to put Renovis on a long-term course of growth and stability for both shareholders and employees. Our financial house remains in order with substantial reserves ($87.5 million in cash, cash equivalents and marketable securities as of August 31, 2007) and a reasonably low burn. Many strategic opportunities were carefully evaluated before we selected this one. We are very excited about this deal’s potential to add significant value for shareholders, employees, and patients.

As this morning’s press release describes, the process between deal signing and closing will take some time. Today you remain Renovis employees. It will take a number of months for this agreement to close, and we are required to remain separate companies until that event happens. The closing of the deal is subject to certain legal and regulatory criteria, the approval of our stockholders, and other customary closing conditions. During this period, our approach is “business as usual” with no major organizational changes; existing scientific programs will continue and US corporate processes will remain intact.

Many of your questions will be answered during the Company Meeting today. Answers to some specific questions may not be immediately available today, but as we get answers to your questions, we will communicate them to you.

As we embark on this adventure together we ask that you join us, as we become one of the major players in the industry for CNS, pain, and inflammation. I will continue to be part of this enterprise.

The plan is that I will participate as a member of the Board rather than as CEO. Joern Aldag will be the CEO of the combined entity which will be headquartered in Hamburg, Germany, and have major sites in Abingdon, England and South San Francisco, CA, USA. I will remain committed to our future accomplishments as a member of the Supervisory Board and Scientific Advisory Board, and as a shareholder and cheerleader. I look forward to working with all of you to make the combination of Evotec and Renovis into a great success.

Best regards,

Corey

Additional information about the transaction

Renovis is filing a Current Report on Form 8-K that will include as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.